Exhibit 99.1

Editorial Contacts:	Tally Netzer
Optibase, Ltd.	+972 99709-125
tallyn@optibase.com

Investor Contacts:	Lee Roth / Marybeth Csaby
KCSA	(212) 896-1209 / 1236
lroth@kcsa.com / mcsaby@kcsa.com

OPTIBASE, LTD. TO REPORT FIRST QUARTER 2007
RESULTS ON APRIL 30, 2007

Webcast Scheduled for April 30, 2007

HERZLIYA, Israel, April 25, 2007 – Optibase, Ltd. (NASDAQ: OBAS), a leader in digital video solutions, today announced that it will report first quarter 2007 earnings results on Monday, April 30, 2007 during pre-market hours.

The Company will hold a conference call at 9:00 a.m. EDT on Monday, April 30, 2007 for interested investors, analysts and portfolio managers. The conference call will be broadcast live as a listen-only webcast. To listen live, please go to www.kcsa.com approximately twenty minutes before the conference call is scheduled to begin. You will need to register as well as download and install any necessary audio software. The webcast will be archived for 90 days.

About Optibase
Optibase provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The company’s platforms enable the creation, broadband streaming and playback of high quality digital video.  Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television.  Headquartered in Israel, Optibase operates through its fully owned subsidiary in Mountain View, California and offices in, Japan, China, India and Singapore.  Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners.  For further information, please visit www.optibase.com.

This news release contains forward-looking statements concerning our marketing and operations plans. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the evolving market for digital video, competition, our ability to manage growth and expansion, general economic conditions and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report, its Registration Statement on Form F-1 filed with the United States Securities and Exchange Commission and other filings with the SEC.